UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Angel Oak Strategic Credit Fund

Address of Principal Business Office:

One Buckhead Plaza
3060 Peachtree Road NW, Suite 500
Atlanta, GA 30305

Telephone Number (including area code): (404) 953-4900

Name and Address of Agent for Service of Process:

Dory S. Black, President and Principal Executive Officer
Angel Oak Strategic Credit Fund
3060 Peachtree Road NW, Suite 500
Atlanta, GA 30305

With Copies to:
Douglas P. Dick
Dechert LLP
1900 K Street, NW
Washington, DC 20006

Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A: Yes [X] No [   ]

SIGNATURES
Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Atlanta and the State of Georgia on the 15th day of September, 2017.

Angel Oak Strategic Credit Fund
By:	/s/ Dory S. Black
Dory S. Black
President and Principal Executive Officer

Attest:	/s/ Lu Chang
Lu Chang
Secretary